K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 2, 2015
VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	First Investors Equity Funds (File Nos. 033-46924 and 811-06618)
Responses to Comments on the Registration Statement on Form N-1A
Dear Ms. Rossotto:
The following are responses to the comments that we received from you by telephone on February 12, 2015, regarding Post-Effective Amendment No. 71 to the Registration Statement on Form N-1A (“Registration Statement”) for the First Investors Real Estate Fund (“Fund”), a new series of the First Investors Equity Funds (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on December 29, 2014.  Your comments and the Registrant’s responses are set forth below.
The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) SEC staff (“Staff”) comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Prospectus

1.
The “Principal Investment Strategies” section of the Fund Summary states that “[u]nder normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks and other equity securities of companies principally engaged in the real estate industry.”  Identify the types of “other equity securities” in which the Fund may invest as part of its principal investment strategies.  To the extent that any of these “other equity securities” are themselves a principal investment strategy of the Fund, disclose a corresponding principal risk.

The Registrant has made the requested change.

2.	The “Principal Investment Strategies” section of the Fund Summary states that “[t]he Fund does not currently intend to invest in unlisted REITs or in foreign (non-

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April 2, 2015

U.S.) REITs not listed on U.S. stock exchanges.” Revise the disclosure to state the strategy affirmatively (i.e., the Fund currently intends to invest only in U.S. listed REITs) or remove the disclosure. See Instructions to Item 9 of Form N-1A.

The Registrant has made the requested change.

3.
The “Principal Risks” section of the Fund Summary states that “REITs are pooled investment vehicles with their own expenses and the Fund will bear a proportionate share of those expenses.”  If such expenses represent acquired fund fees and expenses (“AFFEs”) of the Fund and AFFEs are expected to be greater than 0.01%, please include a separate line item for AFFEs in the Annual Fund Operating Expenses table.

Under normal circumstances, REITs do not fall within the definition of “acquired funds” under the Instructions to Item 3 of Form N-1A, as they are neither investment companies nor do they rely on the exceptions provided under Sections 3(c)(1) or 3(c)(7) of the 1940 Act to being treated as investment companies. Hence, the expenses borne by the Fund from its investments in REITs will not normally represent AFFEs.

4.
The “Investment Adviser” section of the Fund Summary states that First Investors Management Company, Inc. (“FIMCO”) is the Fund’s investment adviser.  However, the “Portfolio Manager” section of the Fund Summary states that the portfolio manager is an employee of The Independent Order of Foresters (“Foresters”).  Confirm that FIMCO is the investment adviser of the Fund and supplementally provide the legal basis on which FIMCO will rely to utilize a portfolio manager with respect to the Fund that is not an employee of FIMCO.

The Registrant confirms that FIMCO is the investment adviser of the Fund. FIMCO and Foresters intend to rely on the Staff’s position in the Unibanco line of no-action letters (“Unibanco Letters”) in connection with FIMCO’s use of a portfolio manager who is an employee of a non-U.S. affiliate that is not registered with the SEC under the Investment Advisers Act of 1940 (“Affiliate”).[1] Under the Unibanco Letters, the Staff has stated that it will not recommend enforcement action if an Affiliate provides investment advice to clients of a U.S.-registered adviser, in this case, the Fund, provided that certain conditions are satisfied. Among those conditions is a requirement that the Affiliate be a “participating affiliate” and its personnel who provide advice to U.S. clients be “associated persons” of the Registered Adviser.

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1    See, e.g., Uniao be Banco de Brasileiros S.A., SEC Staff Letter (July 28, 1992); Mercury Asset Management plc, SEC Staff Letter (Apr. 6, 1993); Kleinwort Benson Investment Management Limited, et al., SEC Staff Letter (Dec. 15, 1993); Murray Johnstone Holdings Limited, et al., SEC Staff Letter (Oct. 7, 1994); ABN AMRO Bank N.V. et al., SEC Staff Letter (July 1, 1997); and Royal Bank of Canada, et al., SEC Staff Letter (June 3, 1998).

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FIMCO and Foresters will comply with the conditions set forth in the Unibanco Letters and will enter into an agreement whereby Foresters will be a “participating affiliate” and the portfolio manager will be “associated persons” of FIMCO.

5.
“The Fund in Greater Detail” section of the prospectus states that “[t]he Fund’s investment objective is non-fundamental, which means that the Board of Trustees may change the Fund’s investment objective without shareholder approval.”  If applicable, disclose that the Fund will provide shareholders with notice regarding a change in the Fund’s investment objective.

The Registrant confirms that the Registrant will supplement the Fund’s prospectus to notify shareholders in the event of a material change in the Fund’s investment objective. The Registrant is not aware of a Form N-1A requirement to disclose that shareholders will be notified in such circumstances, and respectfully declines the Staff’s comment.

6.
The “Fund Management in Greater Detail” section of the prospectus states that “[a] description of the factors considered by the Board of Trustees in approving the foregoing Advisory Agreement will be available in the Fund’s first report to shareholders.”  Revise the disclosure to state that a description of the factors considered by the Board of Trustees in approving the foregoing Advisory Agreement will be available in the Fund’s annual report to shareholders for the period ending September 30, 2015.

The Registrant has revised the disclosure to state that “[a] description of the factors considered by the Board of Trustees in approving the foregoing Advisory Agreement will be available in the Fund’s annual report to shareholders for the fiscal year ending September 30, 2015.”

7.	The “Fund Management in Greater Detail” section of the prospectus includes a sub-section related to the “Prior Performance of Similar Account Managed by the Portfolio Manager.”

(a)
The Staff notes that performance information is provided for the U.S. REITs Account (“Account”) managed by Foresters from 2005 to the present. The Staff also notes that the portfolio manager is an employee of Foresters and only began managing the Account in 2010. Prior to the effective date of the Registration Statement, supplementally provide the legal basis on which the Fund will rely to provide performance information for the Account, which is advised by an entity other than the Fund’s investment adviser for a period greater than the Fund’s portfolio manager managed the Account.

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The Registrant believes that the performance information shown for the Account is consistent with (among other guidance) the guidelines set forth in Bramwell Growth Fund, SEC Staff Letter (Aug. 7, 1996). That letter provides the guidelines pursuant to which a fund can include the prior performance of an account that was managed by the fund’s portfolio management team while that team was at another advisory firm. Pursuant to discussions with the Staff on March 20 and March 23, 2015, the Registrant has revised the performance information presented for the Account to commence in 2011, which was the first full calendar year that the Fund’s portfolio manager managed the Account. Since that time, the portfolio manager has been primarily responsible for the day-to-day management of the Account and no other person played a significant role in managing the Account. As described in the prospectus, the Account’s investment objective, policies and strategies were substantially similar in all material respects to those of the Fund and the Account was the only REIT account managed by the portfolio manager. Accordingly, the Registrant believes it is appropriate to show the performance information for the Account.

(b)
The Account is named the “U.S. REITs Portfolio Account,” which appears to indicate that the Account invests exclusively in REITs, whereas the “Principal Investment Strategies” section of the Fund Summary states only that “[t]he Fund will normally invest its assets primarily in securities issued by real estate investment trusts.” (emphasis added).  Confirm, supplementally, that the Account is managed in a substantially similar manner as the Fund.

The Registrant confirms that, for the performance periods shown, the Account was managed in a substantially similar manner as the Fund.

(c)
The disclosure states, in pertinent part: “[r]eturns are calculated at the total portfolio level and are time-weighted to account for mid-month cash flows.”  Revise the disclosure to provide a plain English description of the term “time-weighted.”

The Registrant has made the requested change.

(d)	The disclosure provides that the Account does not incur any investment management fees. Describe, supplementally, how Foresters is compensated by the Account.

The Account is a separate, proprietary account of Foresters. Foresters is not compensated by the Account.

(e)
The disclosure provides that the net of fees performance information reflects the deduction of trading expenses.  Revise the disclosure to state that the net of fees performance reflects the deduction of all expenses incurred by the Account.

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of fees performance reflects the deduction of all expenses incurred by the Account.

The only expenses of the Account are trading expenses. However, the Registrant has made the requested change

8.
The “Shareholder Information” section of the prospectus states that certain investments in the Fund may be subject to a Contingent Deferred Sales Charge.  Revise the Annual Fund Operating Expenses table in the Fund Summary to disclose this fee.

The Registrant has made the requested change.

Statement of Additional Information

9.
The “Investment Policies of the Fund” section on page I-B-1 states that “[t]he Fund will invest more than 25% of its total assets in real estate and real estate-related issuers . . . ”  For consistency with the “Principal Investment Strategies” section of the prospectus, consider revising the disclosure to state that “[t]he Fund will concentrate its investments in the real estate industry . . . ” or, alternatively, add an explanation of how the Fund determines whether an issuer is a real estate or real estate-related issuer that is consistent with the discussion in the prospectus.

The Registrant has revised the disclosure to state that the Fund will invest more than 25% of its total assets in investments in the real estate industry, which is the policy approved by the Fund’s Board of Trustees. The Registrant has added an explanatory note to define “investments in the real estate industry”.

10.
The “Investment Policies of the Fund” section on page I-B-1 states that investments in investment companies are excluded from the Fund’s fundamental investment policy with respect to concentration.  It is the Staff’s position that funds cannot ignore the investments of any underlying funds and must consider these investments for the purposes of determining whether they are concentrated in an industry.

The Registrant is not aware of any specific requirement under the federal securities laws or formal SEC position requiring an investment company to consider an underlying fund’s investments for the purposes of determining whether it is concentrated in an industry. Accordingly, the Registrant respectfully declines the Staff’s comment.

11.
The “Descriptions of Investment Strategies and Risks” section on pages II-11 and 12 provides additional details about the Fund’s potential investments in real estate-related companies, including REITs and real estate operating companies, and the

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risks thereof. To the extent it describes any principal investment strategies or principal risks of the Fund that are not already described in the prospectus, add corresponding disclosure to the prospectus.

The Registrant believes the prospectus currently discloses the Fund’s principal investment strategies and risks.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Mary Carty
Mary Najem
First Investors Management Company, Inc.